BANKERS TRUST CORPORATION
One Bankers Trust Plaza
New York, New York  10006


Damian P. Reitemeyer
Principal
Telephone: (212) 250-4599


                                       February 12, 1999


Securities and Exchange Commission
SEC Document Control
450 Fifth Street, N.W.
Washington, DC  20549
Attn:  Filing Desk


Dear Sirs:

     Re:  Filing of Schedule 13G on
          ITT Corp.


Pursuant to Rule 13d-1 of the General Rules and
Regulations under the Securities Exchange Act of 1934, the following is one copy of the Schedule 13G with respect to the common stock of the above referenced corporation.

Please acknowledge your receipt of the Schedule 13G filing submission through the EDGAR-Link System software, by E-Mail confirmation.

                                   Sincerely,



                                   Damian P. Reitemeyer



Enclosures


            SECURITIES AND EXCHANGE COMMISSION
                  Washington, D.C.  20549

                       SCHEDULE 13G

         Under the Securities Exchange Act of 1934
                   (Amendment No. 3)*

                     ITT Corporation
          _______________________________________
                      NAME OF ISSUER:
                Common Stock (No Par Value)
          _______________________________________
               TITLE OF CLASS OF SECURITIES
                         450912100
          _______________________________________
                       CUSIP NUMBER

     Check the following box if a fee is being paid with this statement [ ]. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item
     1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

             (Continued on following page(s))

                     Page 1 of 8 Pages


CUSIP No. 450912100                  Page 2 of 8 Pages


1.NAME OF REPORTING PERSON
  S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

  Bankers Trust Corporation and its wholly-owned subsidiary Bankers Trust Company. 13-6180473

2.CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *
          (A)  [ ]
          (B)  [ ]

3.SEC USE ONLY

4.CITIZENSHIP OR PLACE OF ORGANIZATION

  Bankers Trust Corporation and Bankers Trust Company are
  New York Corporations.

 NUMBER OF     5. SOLE VOTING POWER
  SHARES






BENEFICIALLY   6. SHARED VOTING POWER
 OWNED BY







CUSIP No. 450912100                     Page 3 of 8 Pages

 EACH         7. SOLE DISPOSITIVE POWER
REPORTING






PERSON        8. SHARED DISPOSITIVE POWER
  WITH







9.AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON









10.CHECK BOX IF THE AGGREGATE AMOUNT IN ROW(9) EXCLUDES
CERTAIN SHARES *

                    [ ]







CUSIP No. 450912100                    Page 4 of 8
Pages

11.PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9









12.TYPE OF REPORTING PERSON *

     Bankers Trust Corporation - HC
     Bankers Trust Company - BK









Item 1(a)    NAME OF ISSUER:

             ITT Corporation

Item 1(b)    ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

             1330 Avenue of the Americas
             New York, New York  10019


CUSIP No. 450912100                     Page 5 of 8
Pages

Item 2(a)    NAME OF PERSON FILING:

             Bankers Trust Corporation,its wholly-owned subsidiary, Bankers Trust Company

Item 2(b)    ADDRESS OF PRINCIPAL BUSINESS OFFICE:

             For Bankers Trust Corporation and Bankers Trust
             Company


             130 Liberty Street
             New York, New York  10006



Item 2(c)    CITIZENSHIP:

             Bankers Trust Corporation and Bankers Trust
             Company are New York Corporations.



Item 2(d)    TITLE OF CLASS OF SECURITIES:

             Common Stock (No Par Value) of ITT
             Corporation

Item 2(e)    CUSIP NUMBER:

             450912100

CUSIP No. 450912100                     Page 6 of 8
Pages

Item 3       THE PERSON FILING IS A:

             For Bankers Trust Corporation

      (g)    [X] Parent Holding Company, in accordance with
                 Section 240.13d-1(b)(ii)(G)

             For Bankers Trust Company

      (b)    [X] Bank as defined in section 3(a)(6) of the
                 Act.



Item 4       OWNERSHIP:

     (a)   Amount Beneficially Owned:



      As of December 31, 1998





     (b)  PERCENT OF CLASS:



     (c)  Number of shares as to which the Bank has:


     (i)  sole power to vote or to direct the
            vote -






     (ii)  shared power to vote or to direct the
             vote -



     (iii) sole power to dispose or to direct the disposition of -




CUSIP No. 450912100                    Page 7 of 8 Pages

     (iv) shared power to dispose or to direct the disposition of -


Item 5    OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:

               If this statement is being filed to
               report the fact that as of the date
               hereof the reporting person has ceased
               to be the beneficial owner of more than
               five percent of the class of securities, check the following [X].

Item 6       OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF
             OF ANOTHER PERSON:

             Not applicable.


Item 7       IDENTIFICATION AND CLASSIFICATION OF THE
             SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING
             REPORTED ON BY THE PARENT HOLDING COMPANY:

             See Item 3 above.


Item 8       IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF
             THE GROUP:

             Not applicable.

Item 9       NOTICE OF DISSOLUTION OF GROUP:

             Not Applicable




CUSIP No. 450912100                    Page 8 of 8 Pages


Item 10      CERTIFICATION:

             By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.

SIGNATURE:

             After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:       as of December 31, 1998

Signature:  Bankers Trust Corporation


By:           /s/James T. Byrne, Jr.
Name:            James T. Byrne, Jr.

Title:           Secretary












              EXHIBIT TO ITEM 7

The chain of ownership from Bankers Trust Corporation to Bankers Trust.

     Bankers Trust Corporation
               |
              100%
               |
     Bankers Trust Company